Exhibit 11.1
IPC HOLDINGS, LTD. AND SUBSIDIARIES
CALCULATION OF NET INCOME PER COMMON SHARE
(Expressed in thousands of United States dollars, except per share amounts)

	Year ended December 31,
	2006	2005	2004
	(audited)	(audited)	(audited)
BASIC

Net income (loss), available to common shareholders	$377,409	$(626,063)	$138,613

Common shares outstanding at January 1	63,612,198	48,323,329	48,245,395
Common shares outstanding at December 31	63,664,217	63,612,198	48,323,329
Weighted average common shares outstanding	63,636,935	50,901,382	48,287,261

Net income (loss) available to common shareholders, per common share	$5.93	$(12.30)	$2.87

DILUTED
Net income (loss)	$394,585	$(623,399)	$138,613

Weighted average common shares outstanding	63,636,935	50,901,382	48,287,261
Dilutive effect of share options and mandatory convertible preferred shares (except where anti-dilutive)	7,575,352	—	89,604

Total	71,212,287	50,901,382	48,376,865

Net income (loss) per common share	$5.54	$(12.30)	$2.87